

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2022

Kemper Isely
Principal Executive Officer, Co-President and Director
Natural Grocers by Vitamin Cottage, Inc.
12612 West Alameda Parkway
Lakewood, Colorado 80228

   Re: Natural Grocers by Vitamin Cottage, Inc.
     Form 10-K for Fiscal Year Ended September 30, 2021
     Filed December 9, 2021
     File No. 001-35608

Dear Mr. Isely:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2021

Notes to Consolidated Financial Statements
3. Revenue Recognition, page 69

1. Your disclosure in the filing indicates that your {N}power® Customer Loyalty Program introduced in fiscal year 2015 offers accumulation of rewards to the members. Please expand your accounting policy disclosure to provide your consideration of such accumulation of rewards in your revenue recognition. Please refer to ASC 606-10-32 for guidance.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services